                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       HOST MARRIOTT SERVICES CORPORATION
                            (Name of Subject Company)

                                AUTOGRILL S.P.A.
                            AUTOGRILL ACQUISITION CO.
                                    (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   440914 10 9
                      (CUSIP Number of Class of Securities)

           PAOLO PROTA GIURLEO                            Copies to:
         CHIEF EXECUTIVE OFFICER                  MICHAEL S. IMMORDINO, ESQ.
            AUTOGRILL S.P.A.                          ROGERS & WELLS LLP
             VIA CALDERA 21                    CITY TOWER, 40 BASINGHALL STREET
           20153 MILAN, ITALY                          LONDON EC2V 5DE
               39-02-48261                              UNITED KINGDOM
 (Name, Address and Telephone Number of                44-171-628-0101
Person Authorized to Receive Notices and
  Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE

Transaction Value *: $528,722,019                 Amount of Filing Fee: $105,745

* For purposes of calculating the fee only. This amount assumes the purchase of 33,569,652 shares of common stock, no par value per share (the "Common Stock") together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") of Host Marriott Services Corporation at a price per Share of $15.75 in cash. The number of Shares outstanding as of July 26, 1999 is 33,569,652. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities and Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the Bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $105,745         Filing Party: Autogrill Acquisition Co.

Form or Registration No.: Schedule 14D-1               Date Filed: July 30, 1999
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AMENDMENT NO. 1 TO SCHEDULE 14D

         This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on July 30, 1999 (as amended, the "Schedule 14D-1") by Autogrill Acquisition Co. (the "Purchaser") and Autogrill S.p.A., relating to the Purchaser's offer to purchase all of the outstanding shares of common stock together with the associated preferred stock purchase rights of Host Marriott Services Corporation.

SCHEDULE 14D-1

ITEM 10.  ADDITIONAL INFORMATION

         Item 10(f) of the Schedule 14D-1 is amended by adding the following information:

         (f) On August 9, 1999, the Purchaser received notification that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, had been granted. The Offer is scheduled to expire on August 26, 1999, unless extended, and is still conditioned upon two-thirds of the outstanding shares of the Company being tendered and other customary conditions.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 10, 1999

                                            AUTOGRILL S.P.A.


                                            By: /s/   Michael S. Immordino
                                                --------------------------
                                                Name: Michael S. Immordino
                                                Title: Attorney-In-Fact


                                            AUTOGRILL ACQUISITION CO.


                                            By: /s/   Michael S. Immordino
                                                --------------------------
                                                Name: Michael S. Immordino
                                                Title: Attorney-In-Fact